Tel: +61 8 7324 6000
Fax: +61 8 7324 6111
www.bdo.com.au

Level 7, BDO Centre
420 King William St
Adelaide SA 5000
GPO Box 2018, Adelaide SA 5001
AUSTRALIA

The Directors
China Integrated Media Corporation Limited
Suite 3/21 Beafield Road
Para Hills West
ADELAIDE SA 5096

06 November 2015

Dear sirs,

TERMS OF ENGAGEMENT
CHINA INTEGRATED MEDIA CORPORATION Limited- Company Secretarial Services

Thank you for considering engaging BDO to provide Company Secretarial services to the entity listed above. This letter, together with our attached Terms of Trade, sets out the scope and our fixed fee quote or our work under this engagement.

It is important that we provide you with the opportunity to verify the scope of this engagement and ensure that you agree with our quoted professional fees before we commence your work.

Client Service Team

The services outlined will be provided by:

Partner in charge	George Yatzis	08 7324 6000	george.yatzis@bdo.com.au
Manager	Michael Higgs	08 7421 1437	michael.higgs@bdo.com.au

Scope of engagement

This engagement includes the following services:

- Preparation of Notice of Meeting for the AGM in consultation with the Directors;
- Attending to statutory reporting obligations for the ASIC and ASX including;
    - Release of material information
    - Co-ordination of issuing of securities and reporting
    - Notices of changes in directors' interests
    - Co-ordinating the preparation and release of quarterly reports and annual reports as required by ASX listing rules
- Attendance at directors meetings;
- Preparation and distribution of minutes of the meetings of directors;
- Lodgement with the ASX of Annual and Half Yearly Financial Statements along with any interim or preliminary financial information to be released
- Australian Stock Exchange liaison as required;
- Australian Securities and Investments Commission (ASIC) preparation and lodgement of statutory documents to record changes in the companies domiciled in Australia as and when required
- All other matters pertaining to ASX announcements and Company Registrar.

Professional fees

FIXED FEE TABLE

	Description and Scope	Annual Cost Aus$
	Monthly fee of $2,500 (excl. GST)	30,000
	(Please note that the above fee does not include out of pocket travel and accommodation expenses)	
	GST	3,000
	Total Fee	**$33,000**

There is no fixed term under this engagement and either party can terminate with 14 days notice.

Terms of Trade

A copy of our Terms of Trade is enclosed. Please ensure that you read and understand them as they also form part of this Engagement Letter. Should any of the terms included in the Terms of Trade conflict with any of the terms in this letter, the latter will prevail.

Please note that by signing this Engagement Letter where indicated, you expressly agree and understand that the terms in the letter apply to all the services covered by this engagement, whether the services are performed or provided before or after the letter is signed. These arrangements apply to China Integrated Media Corporation Limited.

Next steps

- Read carefully the arrangements proposed in this letter and the attached terms and conditions.
- If you are satisfied with the terms of the engagement, please sign the original letter where indicated and return it to our office.

If you have any queries, or would like to discuss any aspect of these arrangements, please contact me and I will be happy to assist you.

Thank you again for giving us the opportunity to provide you with our services. We look forward to working with you.

Yours sincerely

BDO Advisory (SA) Pty Ltd

/S/George Yatzis
Director

Acknowledgement

I have read the above letter and the attached Standard Terms of Trade issued by BDO, and on behalf of China Integrated Media Corporation Limited I accept the terms and conditions set out therein. I warrant that I am properly authorised to sign the acknowledgement on behalf of China Integrated Media Corporation Limited.

Signed: ....

Full Name: ....

Position: ....

Dated: ..../......................................./..

BDO TERMS OF TRADE

Definitions

The following definitions are used in the Engagement Letter and these Terms of Trade:

BDO Advisory (SA) Pty Ltd is referred to as "BDO", "us", "we" or "our" BDO Advisory (SA) Pty Ltd 74 161 378 892 is a member of a national association of separate entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by Guarantee. BDO Advisory (SA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO member firms.

References to "you" or "your" are the persons or entities who are our clients for the Engagement.

"Engagement Letter" means the letter and enclosures (including these Terms of Trade) sent to you which set out the basis of our contract with you.

"Engagement" means the Services which we provide pursuant to the Engagement Letter.

"Services" means the professional services delivered to you that are the subject of the Engagement Letter.

"Staff member" means a member of BDO, consultant employee, director, office, representative or agent. We (like many other accounting and audit companies) call the directors of BDO Advisory (SA) Pty Ltd "partners" rather than using the legal term "directors". However, legally they are not partners and do not have joint and several personal liability to you. With the exception of liabilities arising from fraud, all liability to you is the sole responsibility of BDO Advisory (SA) Pty Ltd itself. You agree that you will not bring any claim in connection with the Engagement or the Services provided against any staff member involved in the performance of the Services.

The following terms and conditions together with the Engagement Letter form the agreement between you and us to the exclusion of any other express or implied term, whether expressed orally or in writing, including any conditions, warranties and representations and shall supersede all previous letters of engagement, undertakings, agreements and correspondence regarding the Services.

Our Commitment to You

We will perform the Services with due care, competence and diligence. We will act ethically and in accordance with relevant professional codes of conduct at all times during the course of the Engagement.

We will assign staff members possessing the technical skills and knowledge necessary to ensure work quality and value to the Engagement. If named individuals are not available, we will supply substitutes of equivalent quality and experience. We may subcontract portions of the Services to other BDO member firms who may deal with you directly. With your agreement, we may also use third parties in performing our services. Regardless, we alone will be responsible to you for the performance of the Services and our other obligations under this Engagement Letter.

While we alone are responsible for the performance of the Services, you are solely responsible for the work and fees of any third party engaged by you in connection with the Engagement, even if we introduced that party to you.

You will have access to the person managing the Engagement and may enquire on progress at any time.

We will keep you informed of progress during the course of undertaking the Engagement and advise you of any issues that could potentially expand the scope of the Engagement or the time required to complete it.

Your Undertaking to Us

To maintain our service level to you and reduce the possibility of cost overruns, you agree to disclose all information relevant to the work being undertaken in a timely manner and with reasonable care. We will not be responsible for delays caused by a delay in providing information. Delays in receiving information may also result in additional fees being charged.

In the course of providing information to BDO, you agree to indemnify and release BDO from any claims arising from any misstatement or omission in any material, information or representation supplied or approved by you.

Any opinions and advice will be provided in writing and addressed to you. All opinions and advice will be based on the information provided by you and if any information provided is not accurate or correct, our advice or opinion may need to be amended. Our reports, letters, information, opinions and advice should not be disclosed or used for any purpose other than that for which they were prepared, nor should they be reproduced, referred to in any other document or made available to any third party without our prior written consent. The only exceptions to this requirement are others within your organisation, your professional advisors acting in such capacity or as required by law, court order or any regulatory or professional body.

Before, during or after the engagement, we may supply you with oral, draft or interim advice, reports or presentations, but in such circumstances our written advice or final written report shall take precedence. No reliance should be placed on any oral, draft or interim communications. When you wish to rely on oral advice or an oral presentation, you shall inform us and we will provide documentary confirmation of the advice concerned.

We shall not be under any obligation in any circumstances to update any advice or report, oral or written, for events occurring after the advice or report has been issued in final form.

You undertake that, if anything occurs after information is provided by you to BDO, to render such information untrue, unfair or misleading, you will promptly notify BDO and, if required by BDO, take all necessary steps to correct any announcement, communication or document issued which contains, refers to or is based upon, such information.

Where it is envisaged that reports, letters, information, opinions or advice given by us to you will be provided to or used by a third party we reserve the right to agree with you terms regarding such provision, or to require the third party to enter into a direct relationship with us. Accordingly, neither the Engagement Letter nor any terms we agree with you to allow third parties access to our reports, letters, information or advice are enforceable by a person who is not a party to it, except where expressly provided for in the Engagement Letter. Unless otherwise agreed in writing, we recognise no responsibility whatsoever other than that owed to you as at the date on which our report or other advice is given.

You will not commit us to provide any opinions, certificates or reports to any third party without our prior written consent. Any such consent will be subject to conditions (to be agreed with you and/or the third party) and may include the provision of an indemnity.

Where information that is or may be relevant to our work has been provided to someone at BDO other than those individuals who are carrying out the work under this Engagement Letter, you accept that knowledge of that information will not automatically be imputed to those individuals.

Non Warranty

In preparing advice to you in relation to the conduct of a transaction or to support a business decision, we do not warrant or imply (nor should it be construed) that, we will:

- Carry out any form of audit, due diligence or any other form of verification of any of the information supplied to, or relied upon by, us; or
- Review the information in a way which will identify all matters that an audit, due diligence or any other form of verification might disclose, unless such verification is a service explicitly stated in the Engagement Letter to be provided by us.

Client Feedback

We are committed to meeting your needs and welcome your feedback on all aspects of our service. To provide your comments, please contact the Engagement Partner, l or our CEO, Mark Bisset or email to Mark.Bisset@bdo.com.au.

Confidentiality

"Confidential Information" shall mean any confidential information in any form (including any copies and any document which contains, reflects or is derived from Confidential Information) disclosed by you or us to the other party (whether before or after the date of the Engagement Letter). Confidential Information does not include any information that: (a) is or subsequently becomes public knowledge (other than as a result of disclosure in breach of these Terms of Trade) or (b) was known by the receiving party on a non-confidential basis prior to disclosure; or (c) becomes available to the receiving party on a non-confidential basis from a person who is not bound by obligations of confidence; or (d) you and we agree in writing is not confidential or may be disclosed.

Each of us shall keep the other's Confidential Information confidential and shall not use such Confidential Information except for the purpose of exercising or performing the relevant rights and obligations under the Engagement and shall not disclose any Confidential Information to a third party, except as expressly permitted by this clause. We may disclose your Confidential Information to persons who supply services in relation to, or connected with, the Engagement, including other entities within the BDO network, on the understanding that they will treat that information as confidential. You and we may disclose Confidential Information as required or allowed for by law or professional standards, or with your express consent.

The Institute of Chartered Accountants in Australia exercises a quality control program in respect of its members. In the absence of specific direction from you to the contrary, our files, including the files relating to your Engagement, may be selected at random for external review either by one of our associate firms practising under the names of BDO, by one of our international BDO network firms, or by a nominee of the Institute of Chartered Accountants. The same strict confidentiality requirements apply to these external reviews as apply to us.

Privacy Statement

At all times BDO is committed to protecting your privacy. Any personal information held by BDO for financial, accounting, audit, education or general mailing purposes will only be used by BDO to support your relationship with us, and to ensure you receive the most appropriate range of information and services. BDO's Privacy Policy sets out in full the purposes for which we use personal information, your rights of access, correction and complaint in relation to your personal information, and is available upon request.

We may collect personal and other information about you in connection with the Engagement and may share that information between BDO member firms or disclose the information to third parties where we consider it necessary to provide the Services or where we are required to do so by law. We may also obtain a credit report or credit reference from a credit reporting agency in relation to you. We do not presently consider it likely that your personal information will be disclosed overseas.

Unless you inform us otherwise, by engaging us, you consent to the collection and disclosure of personal information on these terms and to us obtaining a credit report on you if we decide it is appropriate to do so. If you do not provide us with the personal information we request, and do not consent to the use of your personal information as described, then we may not be able to provide our services to you.

Credit Statement

BDO may in certain circumstances be a credit provider under the Privacy Act. If relevant, you authorise BDO to obtain credit information (including credit reporting information) to enable assessment of your application for commercial or personal credit, including to obtain a credit report containing personal information in relation to personal credit, commercial credit, credit worthiness and commercial credit activities.

BDO is authorised to provide to a credit reporting body (or a credit provider named in a credit report provided to BDO, or to other persons who offer to act as guarantor) certain credit information about you, including identifying details, the fact you have applied for credit and the amount, the fact BDO is a credit provider, repayment history information, in specified circumstances, default information, advice that payments are no longer overdue, in certain circumstances, details of a serious credit infringement, and a statement that credit has been paid or discharged.

Various credit reporting bodies are used, including Veda Advantage Information Services and Solutions Ltd. Their contact details and credit reporting policies are available at www.veda.com.au.

Credit reporting policy

BDO has a credit reporting policy that sets out the way it manages credit information and credit eligibility information. That policy sets out how you can access your credit eligibility information, how you can seek the correction of your credit information or credit eligibility information, how you may make a complaint and how BDO will deal with that complaint. The credit reporting policy is available on BDO's website (www.bdo.com.au), and is also available in hard copy on request. That policy also contains a list of certain matters that we are required to tell you about in accordance with the credit reporting code (including about your rights to access information and make requests for information not to be used for certain marketing purposes or if you believe you are the victim of fraud).

Conflicts of Interest

We may act for clients who may compete with or, more rarely, may be involved in business with you. Naturally, we will continue to represent those clients or new clients in matters that are not substantially related to work we are engaged to perform for you.

We will use all reasonable endeavours to avoid the existence of conflicts and will report these to you as soon as reasonably possible after we become aware of them. You acknowledge that such events will not give rise to claims against us other than in exceptional circumstances.

Limitation of Liability

To the extent permitted by law, we are not liable to you, whether under the law of contract, tort or otherwise or whether under any other common law or statutory cause of action, for any amount with respect to any loss of profit, goodwill or data or any indirect or consequential loss.

To the extent permitted by law, our liability to you for loss or damages suffered by you in connection with the delivery of services by us to you is limited by a scheme for members of the Institute of Chartered Accountants in Australia approved under professional standards legislation. Further information on the scheme is available from the Professional Standards Councils' website:

http://www.professionalstandardscouncil.gov.au

To the maximum extent permitted by law, any liability of BDO for any loss or damage incurred by you arising directly or indirectly out of or in relation to the Engagement shall be reduced to such extent as is attributable to any act, information provided, error or such other conduct by you or on your behalf which was a cause of such loss or damage, and you release and indemnify us in relation to any liability for such proportion of the loss or damage which is so attributable to any such act, information provided, error or other conduct committed by you or on your behalf.

Indemnities

You agree to indemnify and hold harmless BDO against any and all losses, claims, costs (including legal costs), expenses, actions, demands, damages, liabilities or any other proceedings whatsoever incurred by BDO in respect of any claim by a third party arising from or connected to any breach by you of your obligations under this Engagement Letter.

BDO shall not be liable for any losses, claims, expenses, actions, demands, damages, liabilities or any other proceedings arising out of reliance on any information provided by you or any of your representatives, which is false, misleading or incomplete. You agree to indemnify and hold harmless BDO from any such liabilities we may have to you or any third party as a result of reliance by BDO on any information provide by you or any of your representatives which is false, misleading or incomplete.

Email Communication

As part of our client service we may communicate with you, and with others on your behalf, by email. Email sent without encryption can be intercepted and may be read by a third party. There is also a risk that email may not be delivered or, if delivered, not read by the addressee in good time. To the extent permitted under the law, we shall not be responsible to you nor liable to any person for any loss or damage, including special or consequential damage, whether arising in contract or in negligence, which may arise from or in relation to the use of email, including without limitation, any unintended receipt or interception of an email message. Subject to the limitations imposed upon companies by the law, you also agree to indemnify and hold harmless us and our successors and assigns from and against any and all liabilities, damages, losses, costs and expenses (including reasonable legal fees) which may arise from the use of email in our communication with you or the communication we undertake in the course of carrying out your instructions.

You agree to co-operate with all reasonable requests we may make to implement secure email communication with us.

Occupational Health and Safety

As an employer concerned with the welfare of staff, we ensure that BDO provides a safe workplace in accordance with occupational health and safety requirements.

In the event that BDO staff are required to visit your premises, it is on the basis that you comply with all occupational health and safety standards. During such times, you will be responsible for providing a safe place of work and for ensuring that our staff are properly instructed and directed so as to ensure their personal safety, particularly in situations that may be unusually hazardous or peculiar to the environment in which they are working.

Any visiting BDO staff will be required to leave your premises if in their assessment, there is a workplace hazard that endangers their well-being and that hazard cannot be remedied immediately.

Non Solicitation of Personnel

You will not solicit, or endeavour to solicit, in any way the services of any staff member with whom you have had dealings in connection with the Engagement during the 12 months immediately prior to your approach (except where the staff member responds directly to a general recruitment campaign). In the event that any of our staff who have worked on your engagement leave us to join you (other than in response to a general recruitment campaign), we reserve the right to charge you a placement fee of 20% of their gross annual salary package as partial compensation for the loss of their services.

Document Retention

You agree that we shall have the right to retain copies of documents relating to the Engagement after the Engagement has ended.

Our document retention policies are in accordance with Australian statutory requirements as follows:

- Corporate records (registers of members, charges, options, etc and minute books of meeting of members and directors - five years from the date of the last entry.
- Financial records and audit files - seven years after the date of the director's report or, where an audit has been conducted, the auditor's report.
- Taxation records - five years after the date on which they were prepared or obtained.

Thereafter, unless separate arrangements have been made, we may destroy or erase the documents or papers without reference to you.

All documents and records created and/or produced by us during the course of our Engagement (except where provided by law) and documents addressed to us are the property of BDO.

Goods and Services Tax (GST)

Our fees are quoted exclusive of GST. To the extent that we consider that the supply we make is subject to GST, GST will be charged in addition to the fee quoted and is payable at the same time and in the same manner as the fee quoted.

We will also charge GST on any expenses and/or disbursements that we incur in relation to this engagement, except to the extent that we incur them as agent on your behalf. If we incur any expenses and/or disbursements as your agent on your behalf, we will charge you the GST inclusive cost of those expenses and/or disbursements, and provide you with sufficient information to enable you to claim an input tax credit (if applicable).

Fees

Our fees, which will be billed as work progresses, are based on the time required by the individuals assigned to the Engagement plus out of pocket expenses including (but not limited to) travel, meals and accommodation reasonably incurred by us when acting for you. Individual hourly rates vary according to the degree of responsibility involved and the experience and skill required.

If we provide you with an estimate of costs, it is based on the scope of work expected at that time. If the scope of work is incorrect or varies, or the extent of work is greater than expected, then we will provide you with a revised estimate.

In some circumstances we may ask you to pay us an amount in advance to cover expenses or to provide security for our charges.

Settlement of all invoices is in accordance with our normal Terms of Payment described below.

If the Engagement relates to Services to be provided to two or more persons, each of those persons is jointly and severally liable to pay our fees.

Terms of Payment

Our terms for payment are 14 days from the date of our fee invoice. Any queries relating to our fee invoice must be raised within 14 days from the date of the fee invoice. We may charge interest on the amount payable under each fee invoice that is not paid within 14 days of the date of the fee invoice. Interest will be calculated on the daily balance which is unpaid from time to time until the date of payment, the rate being the maximum rate charged by our primary bankers on overdrafts in excess of $100,000.

You may be required, at BDO's absolute discretion, to pay on a full indemnity basis any, or part of BDO's costs and expenses associated with ensuring payment of any debt due by you to BDO, including, but not limited to, commission and fees payable to a mercantile collection agency, solicitor, or the like.

We will direct our fee invoices to the persons or entities to whom this letter is addressed. However, where instructions during the course of our engagement are received from persons or entities other than the persons or entities to whom this letter is addressed and our fee invoices are not paid within the time provided, we may recover payment of our fee invoices from any persons or entities from whom instructions are received on the basis that such instructing persons or entities are jointly and severally liable for the payment of our fees.

If at any time a payment is not made as required, we may suspend all further services until we receive payment or acceptable alternative arrangements are made. Alternatively, while services are suspended, we may stop acting in the matter.

If we do stop acting because of non-payment of our fee invoices, all our fee invoices up to that date must be paid.

Until our fee invoices are paid in full, we may retain your documents, records and other property in our possession.

Termination

With the exception of any engagement where termination rules are prescribed by legislation or professional obligations, or where either of us become the subject of insolvency proceedings or calls any meeting of its creditors (in which case we each may terminate without notice), the Engagement may be terminated by you or us upon the expiry of 14 days written notice to the other. Notice will be deemed served 24 hours after the notice has been sent. We will be entitled to receive payments for all time and costs incurred up to the date of termination, including for time and expenses incurred to bring the engagement to a close in a prompt and orderly manner. We will make every reasonable effort to keep expenditure for this purpose to a minimum.

If we have grounds to suspect that it would be unlawful (under the laws of any part of Australia or under the laws of the jurisdiction where the relevant act would take place) to undertake all or part of the Engagement, we may without notice and at our unfettered discretion, delay all of the Engagement, delay part of the Engagement or terminate the Engagement.

Dispute Resolution

If a dispute arises between you and us in connection with the Engagement, before commencing legal proceedings, all parties will attempt to resolve the dispute in good faith by negotiation. All parties agree to ensure that appropriately senior personnel are available for the purpose of the negotiations.

Force Majeure

We will not be liable for any delays or failures in performance or breach of contract due to events or circumstances beyond our reasonable control, including acts of God, war, acts by governments and regulators, acts of terrorism, accident, fire, flood or storm or civil disturbance.

Severability

In the event that any part of these Terms of Trade and the Engagement Letter of which they form part is held to be invalid or unenforceable, the remainder will continue in full force and effect.

Governing Law and Jurisdiction

These Terms of Trade and the Engagement Letter of which they form part shall be governed by and interpreted in accordance with the laws of the state or territory of the BDO member firm shown on the letterhead of the Engagement Letter.

The courts of that state or territory shall have exclusive jurisdiction to settle any dispute which may arise in connection with the Engagement Letter and/or the Services.